EASTMAIN RESOURCES INC.

360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6

Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED

2007 MAR -7 A 10:

February 21, 2007

Re: Exemption #82-4421

07021596

Office of International Corporate Finance
SECURITIES & EXCHANGE COMMISSION
Room 3094 [3-6]
450 - 5 Street N. W.
Washington, D. C. 20549
U. S. A.

Attention: **Office of Applications and Report Services**

SUPPL

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Enclosed is a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

EASTMAIN RESOURCES INC.

Per: Shaun A. Drake

SAD/wl
Encl.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

CDS

Notice of Record & Meeting Dates

New X
Change

Issuer Name (maximum 30 characters)

English: EASTMAIN RESOURCES INC.

French:

Address 360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6

Telephone: 416-361-0737

Contact Name: Shaun A. Drake

Transfer Agent	CUID: ETSZ	Name: Equity Transfer & Trust Company	Telephone: 416-361-0930
Address: 200 University Ave., Suite 400, Toronto, M5H 4H1		E-mail Address	Contact Name Clarisse Karangwa

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual
[X] Special
[ ] General
[ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

Record Date 2007 03 16 (yyyy mm dd)
Meeting Date 2007 04 25 (yyyy mm dd)
Material Mail Date 2007 03 20 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

Clearing and Depository Services Inc.'s GST/HST Registration Number: 844182121RT0001

Clearing and Depository Services Inc.'s QST Registration Number: 1212464658TQ0001

[1] # of publications at $93.00 per publication	$ 93.00
Plus 6% GST	$ 5.58
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$ 98.58
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$ 98.58

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 27743M1068	Y	COMMON

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

END

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by Clearing and Depository Services Inc. here under are subject to the terms and conditions printed on the reverse of this form.

Title	Signature	Date
SHAUN A. DRAKE	[signature]	February 21, 2007